UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McNulty, Gregory C.
   18200 Rose Orchard Court
   Morgan Hill, California  95037
2. Issuer Name and Ticker or Trading Symbol
   Netrix Corporation
   NTRX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/29/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time Options (Right to|$2.50   |--   |--  |-|--         |A  |7/27/|7/27/|Common Stock|50,000 |--     |50,000      |D  |--          |
 Buy)                 |        |     |    |-|           |   |99   |09   |            |       |       |            |   |            |
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Time Options (Right to|$6.00   |--   |--  |-|--         |A  |(1)  |1/04/|Common Stock|250,000|--     |250,000     |D  |--          |
 Buy)                 |        |     |    |-|           |   |     |10   |            |       |       |            |   |            |
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Time Options (Right to|$12.43  |12/02|A   |V|50,000     |A  |(2)  |12/02|Common Stock|50,000 |--     |50,000      |D  |--          |
 Buy)                 |        |/99  |    | |           |   |     |/99  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Of these options, 50,000 vested upon the date of grant and 50,000 will vest on each sucessive semi-annual anniversary of the date of grant, except that if the Common Stock trades at $35 per share for 10 consecutive trading days then 50,000 shares will vest immediately upon the happening of such event; if the common stock trades at $40 per share for 10 consecutive trading days then 50,000 shares will vest immediately upon the happening of such event;  if the common stock trades at $45 per share for
10 consecutive trading days then 50,000 shares will vest immediately upon the happening of such event; and  if the common stock trades at $50 per share for 10 consecutive trading days then 50,000 shares will vest immediately upon the happening of such
event.
(2) Options to purchase shares of Common Stock vested and became exercisable as to 12.5% of these options on the date of grant,  and the
remainder will vest and become exercisable on each subsequent quarter-annual anniversary of the date of grant to the extent of 12.5% of these options.
SIGNATURE OF REPORTING PERSON
/s/ Gregory C. McNulty
DATE
March  10, 2000